

**Yoni Cohen** · 3rd
Co-Founder & CEO Armslock - Smart Safety Solutions for Weapons
Israel · **Contact info**

**396** connections

 Armslock

 York University

## Experience


**Co-Founder & CEO**
Armslock
Dec 2016 – Present · 5 yrs
Israel


**Team Lead**
Ministry of Security
Jul 2013 – Mar 2016 · 2 yrs 9 mos
Tel Aviv Area, Israel

## Education


**York University**
Buisness Entrepreneurship
2016 – 2016


**Ariel University**
Bachelor's degree, Business Administration and Management, General
2014 – 2016